Exhibit 99.1

SUBSCRIPTION AGREEMENT

THIS AGREEMENT is made and entered into as of 19th April, 2012, by and among CHINA MERCHANTS NEW ENERGY HOLDINGS LIMITED (fka Sinofield Group Limited), a company incorporated under the laws of the British Virgin Islands (IBC No. 1385327) whose registered office is located at P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands (the “Company”), GCL-POLY INVESTMENT LIMITED, a company incorporated under the laws of the British Virgin Islands (Company No. 1457027) whose registered office is located at P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands (“GCL” or “Subscriber”), CHINA MERCHANTS NEW ENERGY GROUP LIMITED, a company incorporated under the laws of the British Virgin Islands (IBC No. 595206) whose registered office is located at Trident Chambers, P.O. Box 146, Road Town, Tortola, British Virgin Islands (“CMNE”), and CHINA TECHNOLOGY DEVELOPMENT GROUP CORPORATION, a company incorporated under the laws of the British Virgin Islands (IBC No. 161076) whose registered office is located at P.O.Box 71, Craigmuir Chambers, Road Town, Tortola, British Virgin Islands (“CTDC”), which ultimately, indirectly and beneficially owns 100% of the entire share capital of CGHL (as defined below).

WHEREAS, prior to the Subscription as contemplated hereunder, CMNE has subscribed for 220 Ordinary Shares of the Company (the “CMNE Subscription”) in a consideration of transferring, free from any Encumbrance, to the Company the entire equity interest held by it in China Technology New Energy Limited, a company incorporated under the laws of the British Virgin Islands (Company No. 1456439) whose registered office is located at P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands (“CTNE”), which holds exclusive rights to develop roof-top solar plants in a capacity of 180 MW or more in China valid for 25 years (the “Exclusive Development Rights”);

WHEREAS, the Subscriber desires to invest in the Company, including the Company’s operating Subsidiaries, to engage in the business of the development of rooftop photovoltaic solar energy facilities in China and such other businesses and other activities as may be determined by the Parties hereto from time to time (the “Business”);

WHEREAS, the Subscriber wishes to subscribe for and purchase from the Company, and the Company wishes to issue and allot to the Subscriber, upon the terms and conditions set out in this Agreement, certain ordinary shares of the Company in accordance with the terms of this Agreement;

WHEREAS, upon completion of the Subscription, the Subscriber, the Company and the Company’s current shareholders (China Green Holdings Limited, a company incorporated under the laws of the British Virgin Islands (IBC No. 1380489) whose registered office is located at P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands (“CGHL”) and CMNE) will enter into a shareholders agreement (the “Shareholders Agreement”) in the form attached hereto as Annex A, to establish certain matters pertaining to the operation and management of the Company and to regulate certain rights and obligations among the Company’s shareholders with respect thereto; and

WHEREAS, it is intended this document takes effect as a deed notwithstanding the fact that any Party may only execute this document under hand.

NOW, THEREFORE, for and in consideration of the premises and covenants set forth herein and of other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the Parties hereto agree as follows:

ARTICLE I

DEFINITIONS

Section 1.1 Definitions. As used herein, the following terms shall have the following meanings (such meanings to be equally applicable to both the singular and plural forms of the terms defined):

“Affiliate” of any Person shall mean any other Person that, directly or indirectly through one or more intermediaries controls, is controlled by or is under common control with, such Person. The term “control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise.

“Agreement” shall mean this Subscription Agreement, together with the Schedules, Exhibits and Annexes hereto, as modified, supplemented or amended from time to time.

“Articles of Association” shall mean the memorandum of association and articles of association of the Company, as modified, supplemented or amended from time to time in accordance with the terms hereof and thereof.

“Board of Directors” shall mean the board of directors of the Company.

“Business” shall have the meaning provided in the recitals of this Agreement.

“Business Day” means any day except a Saturday, Sunday or other day on which commercial banking institutions in Hong Kong or the PRC are authorized or required to close.

“Cash Consideration” shall have the meaning provided in Section 3.2.

“CGHL” shall have the meaning provided in the recitals of this Agreement.

“Closing” shall mean the performance by the Parties of their respective obligations in accordance with the provisions of Article V.

“Closing Date” shall have the meaning provided in Section 5.1.

“CMNE” shall have the meaning provided in the preamble of this Agreement.

“Constitutional Documents” means, with respect to any Person, the certificate of incorporation, memorandum of association, articles of association, joint venture agreement, shareholders agreement, or similar constitutive documents for such Person.

“Control” shall have the meaning provided in the definition of “Affiliate” in this Section 1.1.

“Corporate Structure” shall have the meaning provided in Section 2.1.

“CTNE” shall have the meaning provided in the recitals of this Agreement.

“CTDC” shall have the meaning provided in the preamble of this Agreement.

“Directors” shall mean members of the Board of Directors.

“Director’s Certificate” shall have the meaning provided in Section 4.1(g).

“EDR First Valuation” shall have the meaning provided in Section 4.1(m).

“EDR First Value” shall have the meaning provided in Section 4.1(m).

“Encumbrances” shall mean any mortgage, charge, pledge, lien (otherwise than arising by statute or operation of law), equities, hypothecation or other encumbrance, priority or security interest, deferred purchase, title retention, leasing, sale-and-repurchase or sale-and-leaseback arrangement whatsoever over or in any property, assets or rights of whatsoever nature and includes any agreement for any of the same.

“Exclusive Development Rights” shall have the meaning provided in the recitals of this Agreement.

“GCL” shall have the meaning provided in the preamble of this Agreement.

“Governmental Authority” shall mean any country or any provincial, state or political subdivision thereof and any administration, agency, court, commission or other authority exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government, including, without limitation, any stock or commodities exchange or other quasi-governmental entity established to perform such functions.

“Group” shall mean the Company and its present and future Subsidiaries; “Group Company” shall be construed as any member of the Group, and “Group Companies” shall be construed accordingly.

“HK$” shall mean Hong Kong dollars, the lawful currency of the Hong Kong Special Administration Region of the People’s Republic of China.

“Intellectual Property Rights” shall mean patents, trade marks, service marks, trade names, logos, internet domain names, rights in designs, copyrights (including rights in computer software and databases), and applications for registration and registrations for the grant of any such rights and all rights or forms of protection having equivalent or similar effect anywhere in the world, together with all trade names, brands, trade secrets, confidential and proprietary information, formulas, designs, proprietary rights, know-how and processes.

“Ordinary Shares” shall mean ordinary shares of the Company with a par value of US$1.00 each, as provided in the Articles of Association.

“PRC” shall mean the People’s Republic of China.

“PRC GAAP” means generally accepted accounting principles in the PRC.

“Parties” shall mean GCL, CMNE, CTDC and the Company and their respective successors and permitted transferees in accordance with the terms of this Agreement.

“Person” shall mean any individual, corporation, partnership, joint venture, association, trust, limited liability company or any other entity or organization, including a governmental or political subdivision or an agency, unit or instrumentality thereof.

“Regulatory Approvals” shall mean any license, approval, authorization or consent of, or filing, registration or qualification with, or notice to, any Governmental Authority which is required to be made or obtained in connection with the transactions contemplated by this Agreement or any other Transaction Document and/or the conduct of the Business as contemplated by this Agreement, any other Transaction Document and the Articles of Association.

“Subscriber” shall have the meaning provided in the preamble of this Agreement.

“Subscription” shall mean the subscription of Ordinary Shares by the Subscriber as set forth in Article III.

“Subsidiary” of any Person shall mean any other Person of which the first Person, directly or indirectly: (i) has the power to appoint or remove a majority of the board of directors or, if such other Person does not have a board of directors, other individuals performing similar functions; or (ii) controls 50% or more of the issued shares or securities of such other Person having power to vote; “Subsidiaries” shall be construed accordingly.

“Transaction Documents” shall mean this Agreement, the Shareholders Agreement, the Articles of Association and any other agreement or instrument to be entered into in connection with the Subscription collectively.

“Trendar” shall mean China Merchants Zhangzhou Development Zone Trendar Solar Tech Ltd. (ÕÐÉÌ3/4ÖÕÄÖÝ¿a•¢Çø´´´ïÌ«ÑôÄÜ¿Æ1/41/4ÓÐÏÞ1«Ë3/4), a company incorporated under the laws of PRC.

“US$” shall mean United States dollars, the lawful currency of the United States of America.

“Warranties” shall mean the representations and warranties of the Parties as provided in Article VI of this Agreement.

Section 1.2 Principles of Construction. All references to Articles, Sections, Schedules and Annexes are to articles, sections, schedules and annexes in or to this Agreement unless otherwise specified. The words “hereof”, “herein”, and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement.

ARTICLE II

THE COMPANY; COOPERATION

Section 2.1 Company and its Subsidiaries. The corporate particulars of the Group Companies as of the date hereof and immediately prior to the Closing are set out in Schedule 1, Schedule 2 and Schedule 3 of this Agreement (the “Corporate Structure”).

Section 2.2 Cooperation by the Parties.

(a) Subject to satisfaction or waiver of the conditions set forth in Article IV, GCL and the Company shall complete the Subscription, upon completion of which GCL shall legally and beneficially own 20% of the share capital of the Company, free from any Encumbrance (on an as-converted and fully-diluted basis). On the Closing Date, the Subscriber shall be entered into the Company’s register of members as a registered shareholder of the Company.

(b) Each of the Parties shall cooperate and use its best efforts to make all required filings with any Governmental Authority and to obtain all Regulatory Approvals necessary for such Party to perform its obligations under this Agreement and any other Transaction Documents to which such Party is a party. Each of the Parties shall also use its best efforts to fulfill all of the conditions required to be fulfilled by such Party or any of its Affiliates as provided under Article IV.

ARTICLE III

SUBSCRIPTION OF ORDINARY SHARES

Section 3.1 Subscription. Subject to the satisfaction or waiver of the conditions set forth in Article IV, the Subscriber shall subscribe for 80 Ordinary Shares, and the Company shall issue to the Subscriber 80 Ordinary Shares free from Encumbrances on the Closing Date. The Parties covenant that the ownership structure of the Company immediately after the Closing is set forth in the capitalization table attached hereto as EXHIBIT A.

Section 3.2 Consideration for the Subscription. In consideration of the Company’s allotment and issuance of Ordinary Shares as set forth in Section 3.1, GCL shall pay to the Company HK$48,000,000 in readily available funds as consideration for the 80 Ordinary Shares (the “Cash Consideration”) on the Closing Date.

ARTICLE IV

CONDITIONS TO CLOSING

Section 4.1 Conditions to Subscriber’s Obligations at Closing. The obligation of the Subscriber to effect the closing of the Subscription under this Agreement is subject to the fulfillment, prior to or on the Closing Date, of each of the following conditions (any or all of which, to the extent permitted by law, may be waived by written agreement of the Subscriber):

(a) Representation and Warranties. The representations and warranties of the other Parties contained in Article VI of this Agreement shall be true and correct and complete on and as of the Closing Date with the same effect as though made again on and as of such date.

(b) Performance of Obligations. The other Parties shall have performed and complied with all obligations and covenants required to be performed or complied with by it on or prior to the Closing Date (including without limitation the obligations set forth in Article V to be performed at the Closing).

(c) No Government Injunction. There is not pending or threatened any action, proceeding or investigation that seeks any governmental injunction or restraining order issued by a court of competent jurisdiction against the Company or any members of the Group or the consummation of any of the transactions contemplated by this Agreement that can reasonably be expected to have a material adverse effect on the Subscriber, any members of the Group, CTNE or its Subsidiaries or the Business of the Group Companies.

(d) No Material Adverse Change. There shall not have occurred any material adverse changes in the financial markets, governmental regulations and business environment in China. Each of the Company, CTNE and their respective Subsidiaries shall be able to conduct the Business in China and has not suffered a material adverse change in connection with condition, assets relating to, or results or prospects of its operation or business.

(e) The Group. Each of the Company, CTNE and their respective Subsidiaries shall be in good standing. The other Parties shall have duly authorized, executed and delivered a signature page to this Agreement and to any other Transaction Documents. The Company shall have duly authorized the issuance of the Ordinary Shares to be issued in connection with the Subscription and shall have delivered to the Subscriber the wavier by the existing shareholders of the Company of any anti-dilution rights, rights of first refusal, preemptive rights and all similar rights in connection with the issuance of the Ordinary Shares at the Closing.

(f) Due Authorization. (I) The Boards of Directors and the shareholders of the Company shall have approved and authorized by all necessary corporate action (i) the execution and delivery of the Transaction Documents, (ii) all actions to be performed or satisfied under the Transaction Documents, and (iii) all other actions necessary in connection with the transactions contemplated by the Transaction Documents, and shall have provided the Subscriber with a copy of such authorizations certified by an officer or a Director of the Company; and (II) each board of directors of CMNE, CGHL and of CTDC shall have approved and authorized by all necessary corporate action (i) the execution and delivery of the Transaction Documents to which it is a party, (ii) all actions to be performed or satisfied under the Transaction Documents to which it is a party, and (iii) all other actions necessary in connection with the transactions contemplated by the Transaction Documents to which it is a party, and shall have provided the Subscriber with a copy of such authorizations certified by an officer or a director of CMNE, of CGHL and of CTDC respectively.

(g) Compliance Certificate. The Company and CMNE shall deliver to the Subscriber a certificate, dated the Closing Date, signed by a Director of the Company and by a director of CMNE certifying that closing conditions set forth in this Agreement (including without limitation this Section 4.1 and Article V) have been fulfilled (the “Director’s Certificate”).

(h) Regulatory Approvals and Consents. All Regulatory Approvals and third party’ consents necessary to permit each of the Company, CMNE, CGHL, CTDC, CTNE and their respective Subsidiaries to perform its obligations under this Agreement and each other Transaction Document to which it is a party and to consummate the transactions contemplated hereby and thereby (a) shall have been duly obtained, made or given, and (b) shall be in full force and effect.

(i) Diligence Review. The Subscriber shall be satisfied with the results of its legal, financial, technical, business and personnel diligence review of the Company, CTNE and their respective Subsidiaries (including without limitation Trendar).

(j) Execution of Transaction Agreements. Each party (other than the Subscriber) to the Transaction Documents shall have duly executed and delivered to the Subscriber each of the Transaction Documents to the satisfaction of the Subscriber.

(k) Legal Opinion. The British Virgin Islands counsel to the Company shall have delivered to the Subscriber a legal opinion in connection with the Company, CTNE and Faster Assets Limited dated as of the Closing Date addressed to the Subscriber in form and substance satisfactory to the Subscriber.

(l) Exclusive Development Rights. The Exclusive Development Rights shall be unconditionally and irrevocably owned by CTNE and shall be in full force and effect and enforceable in accordance with their respective terms.

(m) Appraisal. The Subscriber shall have received valuation report(s) appraising, inter alia, the Company, CTNE and the Exclusive Development Rights issued by an independent international appraiser acceptable to the Subscriber, the form and substance of which shall be to the satisfaction of the Subscriber. The valuation of the Exclusive Development Rights conducted by such independent international appraiser prior to the Closing is hereinafter referred to as “EDR First Valuation” and the value thereof as “EDR First Value”.

(n) Transfer of Equity Interest in CTNE to the Company. CMNE shall have duly transferred, free from any Encumbrance, to the Company its entire equity interest in CTNE which holds the Exclusive Development Rights.

Section 4.2 Conditions to the Company’s Obligations at Closing. The obligation of the Company to effect the closing of the Subscription under this Agreement is subject to the fulfillment, prior to or on the Closing Date, of each of the following conditions (any or all of which, to the extent permitted by law, may be waived by written agreement of the Company):

(a) Representations and Warranties. The representations and warranties of the Subscriber contained in Article VI of this Agreement shall be true and correct and complete on and as of the Closing Date with the same effect as though made again on and as of such date.

(b) Execution of Transaction Documents. The Subscriber shall have executed and delivered to the Company the relevant Transaction Documents to which it is a party.

(c) Regulatory Approvals and Consents. All Regulatory Approvals and third party’ consents to permit the Subscriber to perform its obligations under this Agreement and each other Transaction Document to which it is a party and to consummate the transactions contemplated hereby and thereby (a) shall have been duly obtained, made or given, and (b) shall be in full force and effect.

(d) No Government Injunction. There is not pending or threatened any action, proceeding or investigation that seeks any governmental injunction or restraining order issued by a court of competent jurisdiction against the Subscriber or the consummation of any of the transactions contemplated by this Agreement that can reasonably be expected to have a material adverse effect on any members of the Group or the Business of the Group Companies.

(e) Due Authorization. The board of directors of the Subscriber shall have approved and authorized by all necessary corporate action (i) the execution and delivery of the Transaction Documents to which the Subscriber is a party, (ii) all actions to be performed or satisfied under the Transaction Documents to which the Subscriber is a party, and (iii) all other actions necessary in connection with the transactions contemplated by the Transaction Documents to which the Subscriber is a party.

ARTICLE V

CLOSING AND DELIVERY

Section 5.1 Closing. Subject to the due satisfaction or waiver of the conditions provided in Article IV and the provisions of this Article V, Closing shall take place at the offices of GCL on 30 April, 2012, or at such other place, time and/or date as may be mutually agreed upon by the Parties (the “Closing Date”).

Section 5.2 Delivery by the Company. At the Closing, the Company shall deliver to the Subscriber:

(a) (I) certified true copies of resolutions of Board of Directors and the shareholder resolutions of the Company which duly authorized the issuance of the Ordinary Shares to be issued in connection with the Subscription, (II) certified true copies of resolutions required under Section 4.1(f)(I) and 4.1(f)(II), and (III) the wavier duly executed by the existing shareholders of the Company of any anti-dilution rights, rights of first refusal, preemptive rights and all similar rights in connection with the issuance of the Ordinary Shares at the Closing in accordance with Section 4.1(e);

(b) certificates of incumbency and certificates of good standing in respect of the Company, CTNE and Faster Assets Limited dated no earlier than twenty (20) days prior to the Closing Date;

(c) a Director’s Certificate in accordance with Section 4.1(g);

(d) the Shareholders Agreement in the form attached hereto as Annex A, duly executed by the Company, CMNE and CGHL and any other Transaction Documents duly executed by each party (other than the Subscriber) in accordance with Section 4.1(e) and (j);

(e) (I) the Articles of Association that have been amended to the satisfaction of the Subscriber and duly adopted by the Company by all necessary corporate action of its Board of Directors and its shareholders and duly filed with the Registry of Corporate Affairs in the British Virgin Islands; (II) Constitutional Documents of each Group Company (including CTNE and its Subsidiaries) that are to the satisfaction of the Subscriber;

(f) the newly issued and duly signed and sealed share certificates, free and clear of any Encumbrance, representing 80 Ordinary Shares in name of GCL and/or its nominee(s);

(g) certified true copies of the register of members of the Company reflecting the respective ownership interest of GCL, CMNE and CGHL as provided in EXHIBIT A;

(h) certified true copies of the register of directors of the Company reflecting the Board of Directors having five (5) Directors, of whom three (3) shall have been nominated by CMNE and one (1) shall have been nominated by each of GCL and CGHL, respectively;

(i) the British Virgin Islands legal opinion in accordance with Section 4.1(k);

(j) the valuation report(s) appraising, inter alia, the Company, CTNE and the Exclusive Development Rights in accordance with Section 4.1(m);

(k) the certified true copies of the register of members of CTNE reflecting completion of the transfer of entire equity interest of CTNE to the Company and the Company shall have been entered into the register of members of CTNE as the sole registered shareholder of CTNE; and

(l) such other documents (including any power of attorney under which any document required to be delivered under this Section has been executed and any waivers or consents) as the Subscriber may require to enable the Subscriber and/or its nominee(s) to be registered as a holder of Ordinary Shares and all other items required at the Closing under Section 4.1.

Section 5.3 Delivery by GCL. At the Closing, GCL shall do the following:

(a) GCL shall pay HK$48,000,000 in readily available funds into designated accounts of the Company which shall be notified by the Company to GCL in writing at least five (5) Business Days prior to the Closing Date;

(b) deliver to the Company the board resolutions required under Section 4.2(e); and

(c) deliver to the Company the Shareholders Agreement in the form attached hereto as Annex A, duly executed by GCL.

ARTICLE VI

REPRESENTATIONS AND WARRANTIES

Section 6.1 Each Party. Each Party hereby severally but not jointly represents and warrants to the other Parties that on the date hereof and as of the Closing Date:

(a) Corporate Status, Power and Authority. Such Party has full power and authority (corporate or otherwise) to enter into and perform its obligations under this Agreement and each other Transaction Document to which such Party is a party.

(b) Authorization and Enforceability. The execution and delivery of this Agreement and each other Transaction Document to which such Party is a party and the performance of the obligations hereunder and thereunder has been duly authorized (corporate or otherwise) by such Party and this Agreement and each other Transaction Document to which such Party is a party constitute a valid and binding obligation of such Party, enforceable against such Party in accordance with its terms.

(c) No Conflicts. The execution, delivery and performance of this Agreement and each other Transaction Document to which such Party is a party and the consummation of the transactions contemplated hereby and thereby will not (i) result in a violation of any term of such Party’s Constitutional Documents, (ii) conflict with, or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any right of termination, amendment, acceleration or cancellation of, any material agreement, indenture or instrument to which such Party is a party, or (iii) result in a violation of any material law, rule, regulation, order, judgment or decree applicable to such Party.

(d) Regulatory Approvals. No consent, waiver, approval or authorization of any Governmental Authority or any filing, registration or qualification with or notice to, any Governmental Authority is required on the part of such Party in connection with such Party’s execution or delivery of this Agreement and each other Transaction Document to which such Party is a party or the performance of any of its obligations hereunder and thereunder, other than in each case that have been received or made or that will be received or made prior to the Closing.

(e) Litigation. To the best knowledge of such Party after having made due inquiry, there are no judicial or administrative actions, proceedings or investigations pending or threatened against such Party that questions the validity, binding nature and enforceability of this Agreement or any other Transaction Document to which such Party is a party or the ability of such Party to perform the obligations hereunder or thereunder.

(f) No Brokers. Neither such Party nor any of its subsidiaries has employed any broker or finder or incurred any liability for any brokerage fees, commissions or finders’ fees in connection with the transactions contemplated by this Agreement.

Section 6.2 The Company. In addition to the representations and warranties made under Section 6.1 above, the Company hereby further represents and warrants to the Subscriber, except as set forth in the Disclosure Schedule (the “Disclosure Schedule”) attached to this Agreement as EXHIBIT B and as disclosed in certain filings submitted by CTDC to the U.S. Securities and Exchanges Commission (the “SEC Filings”), the type (for example, 6-k or 10-k) and the filing date of which are explicitly specified and indicated by the Company to the Subscriber in writing prior to the date hereof (this Disclosure Schedule and these SEC Filings shall be deemed to modify the representations and warranties set forth in EXHIBIT C), that the representations and warranties set forth in EXHIBIT C are true as of the date hereof and will be true as of the Closing Date (except for such representations and warranties that speak as of a particular date, in which case, such representations and warranties shall be true as of such date).

Section 6.3 CMNE and Company. In addition to the representations and warranties made in Section 6.1 above, CMNE and the Company hereby, jointly and severally, further represent and warrant to GCL, as of the date hereof and as of the Closing Date, as follows:

(a) Capitalization of CTNE. CTNE has an authorized and outstanding capitalization as set forth in Schedule 3. The shares of CTNE transferred to the Company under the CMNE Subscription have been duly authorized and validly issued, fully paid and nonassessable and are free and clear of any Encumbrance. CMNE is entitled to transfer such shares of CTNE to the Company and shall not be required to obtain any consent or approvals from any other Person. The Company is the sole record and beneficial owner of such shares, free from any Encumbrance and CTNE is a wholly owned subsidiary of the Company. Except as contemplated by this Agreement, there are no outstanding options, warrants or other securities convertible into, or exercisable or exchangeable for, any shares of capital stock of CTNE, nor are there any contracts, commitments, understandings or arrangements by which CTNE is bound to issue any shares of its capital stock or any such options, warrants or other securities. The particulars of CTNE are set forth in Schedule 3, which are true and correct.

(b) DD Documents. The Company, CMNE and CTNE have timely submitted and delivered to GCL all documents requested by it for its due diligence review (the “DD Documents”). Such DD Documents delivered by or on behalf of the Company, CMNE and CTNE do not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

(c) Exclusive Development Rights. The Exclusive Development Rights which CTNE is entitled to are unconditional and irrevocable. CTNE legally owns adequate and exclusive rights to use the Exclusive Development Rights. There is no claim, action or proceeding being made or brought, or to the knowledge of the Company and CMNE, being threatened, against the Company, CMNE or CTNE regarding the Exclusive Development Rights. Neither the Company, CMNE nor CTNE is aware of any facts or circumstances which might give rise to any of the foregoing infringements or claims, actions or proceedings. The Exclusive Development Rights are valued at least [HK$132,000,000] by an independent international appraiser acceptable to the Parties. The Exclusive Development Rights are comprised of, but not limited to 25-year exclusive rights to develop solar plants on warehouse rooftops of three enterprises within China: China Merchants Logistics Holding Co., Ltd., China Merchants Bonded Logistics Ltd. and China Ocean Shipping Agency Shenzhen Ltd.

(d) Complete Disclosure. The DD Documents include all contractual or other obligations of each of the Group Companies. Except as expressly set forth in the DD Documents, none of the Group Companies has liabilities (whether absolute, accrued, contingent, matured or unmatured) of any nature whatsoever. The Company, CMNE and CTNE have fully and completely disclosed in the DD Documents all events, liabilities, developments and circumstances in all material aspects which have occurred or exist, or are contemplated to occur, with respect to the Group or their respective business, prospects and operations.

(e) Additional Representations. Representations and warranties in EXHIBIT C (other than Sections 2, 3, 4 and 5 of EXHIBIT C) shall apply mutatis mutandis, and are incorporated herein by reference and constitute an integrated part of this Section 6.3 as if those representations and warranties are made by the Company and CMNE which shall be true as of the date hereof and will be true as of the Closing Date (provided that the CTNE Disclosure Schedule (the “CTNE Disclosure Schedule”) attached to this Agreement as EXHIBIT D shall be deemed to modify the representations and warranties made under this Section 6.3(e)) and any reference to “the Company” or any “Group Company” in EXHIBIT C shall be deemed to refer to “CTNE and/or any Subsidiary of CTNE” and any reference to the “Disclosure Schedule” shall be deemed to refer to the “CTNE Disclosure Schedule”.

(f) Interconnection. The CTNE Disclosure Schedule sets forth a list and particulars of all roof-top projects owned by CTNE or its Subsidiaries currently in development totaling 180MW (the “Roof-top Projects”), including, without limitation, name, location, and capacity. Neither CTNE nor any of its Subsidiaries has entered into any Interconnection Agreements with respect to the Roof-top Projects. No applications for interconnection of the Roof-top Projects have been made by CTNE or its Subsidiaries with respect to the Roof-top Projects. For the purpose of this Agreement, “Interconnection Agreements” means, with respect to a Roof-top Project, those agreements with the applicable Transmission Authority to interconnect generation capacity to such Transmission Authority’s transmission system for the expected generation capacity of such Roof-top Project, and “Transmission Authority” means, with respect to a Roof-top Project, the entity that has authority to approve and set conditions to the interconnection of such Roof-top Project to the electrical grid that allows such Roof-top Project to deliver the energy it generates.

Section 6.4 CTDC. CTDC hereby further represents and warrants to the other Parties that representations and warranties in Section 6.1 shall apply mutatis mutandis, and are incorporated herein by reference and constitute an integrated part of this Section 6.4 and any reference to “such Party” shall be deemed to refer to “CGHL”, and such representations and warranties shall be true as of the date hereof and as of the Closing Date.

ARTICLE VII

COVENANTS OF THE PARTIES

Section 7.1 Each Party. Each of the Parties severally but not jointly covenants and undertakes to use its best efforts to timely satisfy each of the covenants and the conditions to be satisfied by it as provided in Articles IV and V.

Section 7.2 The Company. In addition to the covenants made in Section 7.1 above, the Company and any relevant Party covenant and undertake to the Subscriber as follows:

(a) Exclusivity. From the date hereof, the Company agrees not to (a) discuss the sale of any equity interest or securities of, or any other debt financing transaction of, any Group Company with any third party, or (b) provide any information with respect to any Group Company to a third party in connection with a potential investment by such third party in the equity interest or securities of, or any other debt financing transaction of, any Group Company, or (c) close any equity or debt financing transaction of any Group Company with any third party. This Section 7.2 (a) shall terminate and be of no further force and effect immediately following the Closing.

(b) Additional Covenants. Except as required by this Agreement, no resolution of the directors, owners, or shareholders of any of the Group Companies shall be passed, nor shall any contract be entered into, in each case, prior to the Closing without the prior written consent of the Subscriber, except that each Group Company may carry on its business in the same manner as heretofore conducted and each Group Company may pass resolutions and enter into contracts as long as they are effected in the ordinary course of business and consistent with past practice; provided that the transactions with respect to which the resolutions are passed and contracts are entered into are made on an arms-length basis with independent third parties and the value of each of such transaction is no greater than HK$2,000,000.

(c) Bank Account. The Company shall establish and maintain a separate bank account outside the PRC prior to the Closing to hold the Cash Consideration (the “Investment Account”). The Investment Account shall be located at a bank to be mutually agreed upon by the Company and by GCL and one of the signatories of the Investment Account shall be designated by GCL and may be replaced by GCL only. Unless and until GCL and its nominee(s) collectively and beneficially own less than 10% of the share capital of the Company, no fund may be withdrawn from the Investment Account without the signature of the signatory designated by GCL.

(d) Use of Proceeds. The Company shall use the proceeds from the issuance and allotment of the Ordinary Shares for general corporate purposes, including general and administrative expenses.

(e) Corporate Existence. So long as the Subscriber beneficially owns any Ordinary Shares, the Company shall, and shall procure each Group Company to, maintain its corporate existence and good standing in its jurisdiction of incorporation.

(f) Conduct of Business. Between the date hereof and the Closing Date, each Group Company shall conduct its respective business in the ordinary course, unless otherwise contemplated by the Transaction Documents. The Business of the Company and its Subsidiaries shall at all times not be conducted in violation of any law, ordinance or regulation of any Governmental Authority, except where such violations would not result, either individually or in the aggregate, in a material adverse change or material adverse development in the business, assets, liabilities, properties, operations, condition (financial or otherwise), results of operations or prospects of any Group Company (a “Material Adverse Effect”).

(g) Notice of Changes. Between the date hereof and the Closing Date, if the Company, CTDC, CGHL or CMNE becomes aware of any fact or event that might cause the representations and warranties of the Company, CTDC or CMNE set forth in Article VI to (a) fail to be true and correct in all material respects, or (b) be materially misleading, the Company, CTDC or CMNE shall (and CTDC shall cause CGHL to) give immediate written notice thereof to GCL in which event GCL may within fifteen (15) Business Days after receiving such notice terminate this Agreement by written notice without any penalty whatsoever and without prejudice to any rights that GCL may have under this Agreement, any Transaction Documents or applicable law. In such case, the Company, CTDC or CMNE shall indemnify GCL against all losses and expenses incurred by it in connection with the negotiation, preparation and termination of the Transaction Documents.

(h) Certificate of Incumbency. The Company shall deliver to the Subscriber within fourteen (14) Business Days from the Closing Date a certificate of incumbency evidencing the updated status of the Board of Directors and shareholders of the Company after the completion of the transactions contemplated by the Transaction Documents which shall be issued by a registered agent of the Company’s jurisdiction of incorporation.

(i) Registers. The Company shall maintain at its principal executive offices, or such other office or agency of the Company as it may designate by notice to each holder of Ordinary Shares, a register of members and a register of directors. The Company shall keep such registers open and available at all times during business hours for inspection by the Subscriber or its legal representatives.

Section 7.3 CMNE. In addition to the covenants made in Section 7.1 above, in consideration of GCL agreeing to be a shareholder of the Company, CMNE, as a shareholder of the Company, and other relevant Party covenant and undertake to GCL as follows:

(a) Non-Competition and Non-Circumvention. CMNE agrees that, so long as it or GCL or their respective Affiliates beneficially owns any Ordinary Shares, the Company shall be the only entity for CMNE and its Affiliates to invest, directly or indirectly, in rooftop solar plants and systems in China. For the duration of the period in which it or GCL or their respective Affiliate(s) owns any direct or indirect interest in any Group Company, except for the transactions contemplated under the Transaction Documents, CMNE and its Affiliates shall neither, directly or indirectly, enter into any contract with any other Person in competition with any business of any Group Company, nor solicit, invite, encourage or engage in contact, discussion or negotiation of any kind with any Person regarding the cooperation, development, investment, construction and operation in connection with the rooftop solar plants and systems in China.

(b) Additional Exclusive Development Rights. Should CMNE or its Affiliates be entitled or granted additional Exclusive Development Rights in the future, as long as it or GCL or their respective Affiliates beneficially owns any Ordinary Shares of the Company, CMNE shall (and shall cause its Affiliates to) contribute such additional Exclusive Development Rights to any Group Company for no additional consideration, free from any Encumbrance, to the reasonable satisfaction of the Company.

Section 7.4 CTDC. In addition to the covenants made in Section 7.1 above, in consideration of GCL agreeing to be a shareholder of the Company, CTDC, as an indirect shareholder of the Company, and other relevant Parties undertake to GCL as follows:

(a) Within six (6) months following the Closing Date, Trendar shall (and CDTC shall cause Trendar to) have collected in cash all its outstanding receivables as of 31 December 2011 of no less than RMB55,284,102.97 as set forth in EXHIBIT F. If Trendar fails to collect all or any part of such outstanding receivables in cash (for the purpose of this Section 7.4(a), the uncollected receivables shall hereinafter referred to as “Uncollected Receivables”), without prejudice to any rights that GCL may have under this Agreement, other Transaction Documents or applicable law, unless otherwise agreed in writing by GCL:

(i) CTDC shall unconditionally and irrevocably purchase all the Uncollected Receivables (or the right to collect all these Uncollected Receivables) for a cash consideration of no less than the amount of these Uncollected Receivables at such time as requested by GCL (the “Uncollected Receivable Sale”); and

(ii) each of CMNE and GCL shall (and CTDC shall cause CGHL to) (I) vote all of its respective Ordinary Shares at a Shareholders’ meeting, or cause the director(s) nominated by it to vote at a board meeting, for the approval and adoption of the Uncollected Receivable Sale, and (II) take any other actions as requested by GCL (including executing any written consents or documents) to effectuate to the Uncollected Receivable Sale.

(b) Related Party Payables.

(i) CTDC (I) will not demand any payment or make any claim against any Group Company under or in connection with any non-trade payables due to CTDC as of 31 December 2011 of RMB7,127,231.43 within two (2) years after the Closing Date (the “Non-repayment Period”), and (II) shall procure each of Shenzhen Helios New Energy Technology Ltd. and China Merchants Zhangzhou Development Zone Trenda Solar Ltd. not to demand any payment or make any claim against any Group Company under or in connection with any non-trade payables due to it as of 31 December 2011 in an amount of RMB9,551,584.50 and RMB1,699,892.50 respectively within the Non-repayment Period. The Parties agree that GCL may, at its sole discretion, extend the Non-repayment Period, for such period of time as determined by GCL, by delivering a written notice to CTDC.

(ii) CTDC shall procure Zhangzhou Development District China Merchants Properties Development Limited (ºs¦{¶}µo°Ï©Û°Ó¸m •~¦3/1/2¥q, “CM Development”) and China Biotech Holdings Limited (“China Biotech”) not to demand any payment or make any claim against any Group Company under or in connection with any non-trade payables due to it as of 31 December 2011 in an amount of RMB8,084,500 and RMB162,348 respectively. If CM Development and/or China Biotech demands any payment or makes any claim against any Group Company under or in connection with such non-trade payables, without prejudice to any rights that GCL may have under this Agreement, other Transaction Documents or applicable law, unless otherwise agreed in writing by GCL, CTDC shall, for and on behalf of the Group Companies, unconditionally and irrevocably pay in full such non-trade payables to CM Development and China Biotech (as the case may be) (the “Payable Repayment”). Upon the completion of the Payable Repayment, CTDC unconditionally and irrevocably waives any and all its right against any Group Company (including without limitation demanding any payment or making any claim against any Group Company) in connection with the Payable Repayment.

(iii) Prior to the Closing, CTDC shall procure that its Affiliates and the Group Companies shall have settled any and all non-trade payables as of 31 December 2011 of RMB50,801,897.94 in a cashless manner (i.e., no cash outflow from any Group Company) to the satisfaction of GCL; provided that:

(A) prior to the Closing, the non-trade payables as of 31 December 2011 due to CTDC in an amount of RMB 15,629,427.04, due to Linsun Renewable Energy Corporation Limited in an amount of RMB 7,079,946.76 and due to Southwick International Ltd in an amount of RMB 1,466,967.70 from the Group Companies shall have been settled by way of equity investment in the Company by or through CGHL or waived or by any other settlement method (each shall be to the satisfaction of GCL); provided that after the settlement contemplated under this Section 7.4(b)(iii), the ownership of the then shareholders of the Company in the Company shall remain unchanged compared to their respective ownership in the Company calculated immediately prior to such settlement (both calculated on an as-converted and fully diluted basis); and

(B) the non-trade payables as of 31 December 2011 due to CTDC in an amount of RMB7,127,231.43, due to Shenzhen Helios New Energy Technology Ltd. in an amount of RMB9,551,584.50, due to China Merchants Zhangzhou Development Zone Trenda Solar Ltd. in an amount of RMB1,699,892.50, due to CM Development in an amount of RMB8,084,500, and due to China Biotech in an amount of RMB162,348 shall be dealt with in accordance with Sections 7.4(b)(i) and (ii) above.

(iv) Each of CMNE and GCL shall (and CTDC shall cause CGHL to) (I) vote all of its respective Ordinary Shares at a Shareholders’ meeting, or cause the director(s) nominated by it to vote at a board meeting, for the approval and adoption of the transactions contemplated under this Section 7.4(b), and (II) take any other actions as requested by GCL (including executing any written consents or documents) to effectuate to the transactions contemplated under this Section 7.4(b).

(v) CTDC hereby represent, warrant and undertake to GCL that no charge, interest or premium (in whatever form) has accrued or will accrue on any payables of any Group Company due to any of its Affiliates (including without limitation non-trade payables as of 31 December 2011 of RMB50,801,897.94 as set forth in EXHIBIT F).

(c) CTDC acknowledges and confirms that prior to the date hereof each of BHL Solar Technology Company Limited and Zhangzhou Development District China Merchants Properties Development Limited (which are the Affiliates of CTDC) has unconditionally and irrevocably discharged, settled and waived the loan extended by it to Faster Assets Limited in an amount of RMB5,800,000 and RMB7,300,000 respectively by way of capital reserve. Without prejudice to any rights that GCL may have under this Agreement, other Transaction Documents or applicable law, CTDC hereby undertakes to indemnify the Group Companies and GCL for any loss (of whatever nature) that arises out of or in connection with any demand or claim (of whatever nature) made by any person against any Group Company under or in connection with such loans and/or the settlement and waiver of such loans.

Section 7.5 CTDC and CMNE. In consideration of GCL agreeing to be a shareholder of the Company, each of CMNE and CTDC, as a direct or indirect shareholder of the Company, jointly and severally, undertakes to GCL as follows:

(a) Trendar shall have a net profit after tax of no less than HK$15,000,000 (the “Target Profit”) as shown on the consolidated financial statements of Trendar for a period commencing on the Closing Date until the first anniversary of the Closing Date prepared in accordance with PRC GAAP (the “Trendar Audited Financial Statements”) audited by an independent accounting firm acceptable to GCL (the “Auditor”); provided that all transactions involving Trendar occurred during such period shall be entered into on an arms-length basis with fair market price and terms, and all the goods and/or services provided by any party to Trendar or vice versa during such period shall be charged at market price. The Company shall at its own cost engage the Auditor and prepare and provide (and CTDC and CMNE shall procure the Company to prepare and provide) the Trendar Audited Financial Statements to GCL within three (3) months following the first anniversary of the Closing Date. If, according to the Trendar Audited Financial Statements, Trendar fails to achieve the Target Profit, without prejudice to any rights that GCL may have under this Agreement, other Transaction Documents or applicable law, unless otherwise agreed in writing by GCL,

(i) the Company shall (and the Parties hereto shall procure the Company to) sell or otherwise dispose Trendar for a consideration (cash or otherwise) of no less than the sum of HK$60,000,000 and the amount of any subsequent equity investments in Trendar by the Company after the Closing within six (6) months after the first anniversary of the Closing Date (the “First Trendar Sale”), unless otherwise agreed by GCL. If the Company fails to complete the First Trendar Sale within such six (6) month period, without prejudice to any rights that GCL may have under this Agreement, other Transaction Documents or applicable law, upon GCL’s request, CTDC and CMNE shall, jointly and severally, unconditionally and irrevocably purchase the equity interest in or the assets of Trendar for a consideration (cash or otherwise) of no less than the sum of HK$60,000,000 and the amount of any subsequent equity investments in Trendar by the Company after the Closing(in cash or in value, the valuation method of which shall be agreed by GCL), at such time as requested by GCL (the “Trendar Put Sale”). Each of Parties hereto shall (and CTDC shall cause CGHL to) (I) vote all of its respective Ordinary Shares at a Shareholders’ meeting, or cause the director(s) nominated by it to vote at a board meeting, for the approval and adoption of the First Trendar Sale or the Trendar Put Sale (as the case may be) and (II) take any other actions as requested by GCL (including executing any written consents or documents) to effectuate to the First Trendar Sale or the Trendar Put Sale (as the case may be); and

(ii) notwithstanding any provision in this Section 7.5(a) to the contrary, if:

(A) a third party purchaser in good faith has recognized the then value of equity interest of Trendar held by the Company being no less than the sum of HK$60,000,000 and the amount of any subsequent equity investments in Trendar by the Company after the Closing (the “Trendar Valuation”) and has either purchased equity interest of Trendar from the Company or subscribed for newly issued capital of Trendar based on the Trendar Valuation so that after such purchase or subscription (as the case may be) such third party purchaser shall own at least 10% of the entire share capital of Trendar (on an as converted and fully diluted basis); or

(B) a third party purchaser in good faith has recognized the then value of the Company being no less than the sum of HK$400,000,000 and the amount of any subsequent equity investments in the Company after the Closing (the “Sinofield Valuation”) and has, based on the Sinofield Valuation, either purchased equity interest of the Company from all the then existing shareholders of the Company on a pro rata basis (calculated based on the number of issued and outstanding shares held by the then existing shareholders of the Company) or has subscribed for newly issued capital of the Company so that after such purchase or subscription (as the case may be) such third party purchaser shall own at least 10% of the entire share capital of the Company (on an as converted and fully diluted basis), no Trendar Put Sale shall take place pursuant to this Section 7.5(a). For the avoidance of doubt, any supplier of solar cells or customer of solar modules of any Group Company shall not be qualified as the third party purchaser for the purpose of this Section 7.5(a). Each of Parties hereto shall (and CTDC shall cause CGHL to) (I) vote all of its respective Ordinary Shares at a Shareholders’ meeting, or cause the director(s) nominated by it to vote at a board meeting, for the approval and adoption of the purchase and/or the subscription contemplated under this Section 7.5(a)(ii), (II) waive any and all its preemptive right or right of first refusal or any other similar right in connection with the purchase and/or the subscription contemplated under this Section 7.5(a)(ii) under the applicable law, Constitutional Documents and/or other contracts, agreements or documents, and (III) take any other actions as requested by GCL (including executing any written consents or documents) to effectuate the purchase and/or the subscription contemplated under this Section 7.5(a)(ii).

(b) On or prior to the third anniversary of the Closing Date, the Group Companies shall own and operate photovoltaic solar energy facilities in China with an aggregate nominal installed capacity of no less than 180MW (DC), all of which shall be in full commercial operation to the satisfaction of all of the Parties hereto (the “Three-year Target”).  If GCL is of the view that the Group Companies fail to achieve the Three-year Target, the Company shall (and each of the Parties shall procure the Company to) engage (at the cost of the Company) Jones Lang LaSalle Sallmanns as the independent valuer (the “Valuer”) to, using the then actual numbers, appraise the then fair market value of the Exclusive Development Rights in the same method and using the same financial model as adopted and used in the EDR First Valuation. If the then fair market value of the Exclusive Development Rights as appraised by the Valuer is less than the EDR First Value, without prejudice to any rights that GCL may have under this Agreement, other Transaction Documents or applicable law, CMNE and CTDC shall, jointly and severally, undertake to GCL that, unless otherwise agreed in writing by GCL:

(i) the Company shall, and the Parties hereto shall procure the Company to, issue and allot such additional number of Ordinary Shares to GCL for no consideration (or to the extent required by any applicable law, at a nominal price acceptable to GCL) calculated in accordance with the following formula (the “Project Allotment”):

(GCLs+GCLa)/(ES+GCLa)= GCLC/(GCLC+Vt+Vc)
Vc= HK$132,000,000x V2 / V1
Where:
GCLs	is 80 Ordinary Shares.

GCLa is the additional number of the Ordinary Shares that the Company shall issue and allot to GCL pursuant to this Section 7.5(b)(i).

ES GCLC Vt	is 400 Ordinary Shares. is HK$48,000,000. is HK$60,000,000.

V2 is the then fair market value of the Exclusive Development Rights as appraised by the Valuer.

V1 is EDR First Value.

(ii) each of CMNE and GCL shall (and CTDC shall cause CGHL to) (I) vote all of its respective Ordinary Shares at a Shareholders’ meeting, or cause the director(s) nominated by it to vote at a board meeting, for the approval and adoption of the Project Allotment, (II) waive any and all its preemptive right or right of first refusal or any other similar right in connection with the Project Allotment under the applicable law, Constitutional Documents and/or other contracts, agreements or documents, and (III) take any other actions as requested by GCL (including executing any written consents or documents) to effectuate to the Project Allotment; and

(iii) notwithstanding any provision in this Section 7.5(b) to the contrary, if a third party purchaser in good faith has recognized the then value of the Company being no less than the Sinofield Valuation (i.e., the sum of HK$400,000,000 and the amount of any subsequent equity investments in the Company after the Closing) and has, based on the Sinofield Valuation, either purchased equity interest of the Company from all the then existing shareholders of the Company on a pro rata basis (calculated based on the number of issued and outstanding shares held by the then existing shareholders of the Company) or has subscribed for newly issued capital of the Company so that after such purchase or subscription (as the case may be) such third party purchaser shall own at least 10% of the entire share capital of the Company (on an as converted and fully diluted basis), no Project Allotment shall take place pursuant to this Section 7.5(b). For the avoidance of doubt, any supplier of solar cells or customer of solar modules of any Group Company shall not be qualified as the third party purchaser for the purpose of this Section 7.5(b). Each of Parties hereto shall (and CTDC shall cause CGHL to) (I) vote all of its respective Ordinary Shares at a Shareholders’ meeting, or cause the director(s) nominated by it to vote at a board meeting, for the approval and adoption of the purchase and/or the subscription contemplated under this Section 7.5(b)(iii), (II) waive any and all its preemptive right or right of first refusal or any other similar right in connection with the purchase and/or the subscription contemplated under this Section 7.5(b)(iii) under the applicable law, Constitutional Documents and/or other contracts, agreements or documents, and (III) take any other actions as requested by GCL (including executing any written consents or documents) to effectuate the purchase and/or the subscription contemplated under this Section 7.5(b)(iii).

Section 7.6 Survival. Notwithstanding anything contained herein to the contrary, the covenants and agreements in this Article VII shall survive the Closing.

ARTICLE VIII

INDEMNIFICATION

Section 8.1 Indemnification

A Party agrees to indemnify and hold harmless each of the other Parties, its Affiliates, directors and officers and each person, if any, who controls such Party, from and against any and all losses, claims, damages and liabilities (including, without limitation, legal fees and other expenses incurred in connection with any suit, action or proceeding or any claim asserted, as such fees and expenses are incurred) that arise out of, or in connection with:

(i) actions taken or omitted to be taken by such Party or its Affiliates, officers, directors, employees or agents in breach or violation of its representations, warranties, covenants and agreements set forth in this Agreement or any of the other Transaction Documents; and

(ii) any breach by such Party or its Affiliates of its representations, warranties, covenants and agreements set forth in this Agreement or in any of the other Transaction Documents.

Section 8.2  Non-exclusive Remedies. The remedies provided for in this Article VIII are not exclusive and shall not limit any rights or remedies that may otherwise be available to any indemnified person at law or in equity.

ARTICLE IX
CONFIDENTIALITY AND NON-DISCLOSURE

Section 9.1 Confidential Information. The Parties agree that for the purposes of this Agreement, the term “Confidential Information” is defined as any and all the technical and business data and information owned, created, or possessed by the disclosing Party (the “Disclosing Party”) and provided, revealed or disclosed to the receiving Party (the “Receiving Party”) that the Disclosing Party desires to protect as confidential against unauthorized disclosure or use, whether in written or otherwise. The Receiving Party is obliged to treat as confidential only information disclosed by the Disclosing Party that is clearly marked or indicated as “Confidential,” “Proprietary” or a similar legend. For the avoidance of doubt, Confidential Information does not include information that (i) was already in the possession of the Receiving Party before such disclosure by the Disclosing Party, (ii) is or becomes available to the public other than as a result of disclosure by the Receiving Party in violation of this Article IX, or (iii) is or becomes available to the Receiving Party from a third party not known by the Receiving Party to be in breach of any legal or contractual obligation not to disclose such information to it.

Section 9.2 Non-disclosure. The Receiving Party acknowledges the confidential or proprietary nature of the Confidential Information and agrees to use the Confidential Information solely for the purpose of the transactions contemplated under the Transaction Documents. All Confidential Information shall be kept confidential by the Receiving Party and may be disclosed to its Representatives (as defined below) on a need-to-know basis for the performance of its obligations in connection herewith. The Parties agree that except as required by the obligations (under applicable laws and contracts) that occurred to the Parties in the ordinary course of carrying out the transactions contemplated under the Transaction Documents, without the prior written consent of the Disclosing Party, the Receiving Party may not and may not permit any of its Representatives (as defined below) to make public, disclose to any third party, or use the Confidential Information for other purposes. To avoid any doubt, the Receiving Party may use the Confidential Information to defend itself or its Representatives in the lawsuits, claims, judicial proceedings and charges, or respond to the subpoena or other legal proceedings, in connection with the transactions contemplated under the Transaction Documents. The term “Representative” shall mean a Party’s directors, officers, employees, affiliated parties, representatives (including, without limitation, financial advisors, attorneys and accountants) and agents.

Section 9.3 Mandatory Disclosure. If the Receiving Party or its Representatives are requested or required as a result of applicable law, the rules of any stock exchange, a judicial or regulatory proceeding to disclose any Confidential Information, the Receiving Party shall, where practicable and to the extent permitted by applicable law, provide the other Parties with prompt written notice of that fact so that the Disclosing Party may seek an appropriate protective order, confidential treatment or other appropriate remedy; and in such event, the Receiving Party shall furnish only that portion of the information which is legally required to be disclosed and shall exercise reasonable endeavors to keep such information confidential to the extent reasonably requested by the Disclosing Party.

Section 9.4 Protection and Return of Confidential Information. The Receiving Party shall protect the Confidential Information under standards not less than that for protecting its own similar confidential information, in any cases not less than the reasonable standard. If the transactions contemplated under the Transaction Documents are terminated for any reasons, the Receiving Party will, and will cause its Representatives to, within ten (10) Business Days of the receipt of the written request of the Disclosing Party, (i) return to the Disclosing Party all copies of the Confidential Information in its possession or in the possession of its Representatives; and (ii) destroy all copies of any analyses, computations, studies or other information which reflects Confidential Information. Notwithstanding the foregoing, the Receiving Party may keep a copy of the Confidential Information in connection with the Regulatory Approvals solely for the purpose of Section 4.1(h), provided that such keeping does not violate any other provisions hereof.

Section 9.5 Intellectual Property Rights. Each Party shall retain all right, title and interest to its own Confidential Information.  Notwithstanding anything to the contrary, neither any license under any trademark, patent rights or copyright or know-how technology is granted, nor any right, title and interest to its own Confidential Information is transferred to the Receiving Party by the disclosure of Confidential Information under this Agreement.

Section 9.6 Confidentiality Period. The obligations of the Parties and their Representatives under this Article IX shall continue for two (2) years after the termination of the transactions contemplated under the Transaction Documents.

ARTICLE X

TERMINATION

Section 10.1 Right to Terminate. Unless otherwise provided in this Agreement, this Agreement may be terminated at any time prior to the Closing:

(a) by mutual written consent of all the Parties;

(b) by the Subscriber at any time if it is not satisfied with the results of its due diligence investigation;

(c) by the Subscriber if the Company or any other Party materially breaches or fails to perform any of its representations, warranties or covenants contained in this Agreement and such breach or failure to perform cannot be or has not been cured within fourteen (14) Business Days following delivery of written notice by the Subscriber of such breach or failure to perform;

(d) by the Company if the Subscriber materially breaches or fails to perform any of its representations, warranties or covenants contained in this Agreement and such breach or failure to perform cannot be or has not been cured within fourteen (14) Business Days following delivery of written notice by the Company to the Subscriber of such breach or failure to perform; or

(e) by any Party if the necessary approvals, permits, consents or authorizations from the Government Authorities or any third parties cannot be obtained on or prior to April 30, 2012, whether pursuant to law, regulatory compliance or otherwise.

Section 10.2 Notice. The Party seeking to terminate this Agreement pursuant to this Article X shall give prompt written notice of such termination to the other Parties. In the event of termination of this Agreement pursuant to this Article X, this Agreement shall forthwith become void and there shall be no liability on the part of any Party (other than Article VIII, Article IX, this Article X, Article XI, and Article XII, which shall survive the termination of this Agreement), provided, however, that nothing herein shall relieve or discharge any Party from liability for any breach of this Agreement prior to the date of such termination.

ARTICLE XI

DISPUTE RESOLUTION

Section 11.1 Consultation. Any dispute, controversy or claim arising out of or relating to this Agreement, or the interpretation, breach, termination or validity hereof, shall first be subject to resolution through consultation of the Parties to such dispute, controversy or claim. Such consultation shall begin within seven (7) days after one Party hereto has delivered to the other Parties involved a written request for such consultation. If within thirty (30) days following the commencement of such consultation the dispute cannot be resolved, the dispute shall be submitted to arbitration upon the request of any Party with notice to the other Parties.

Section 11.2 Arbitration. Any dispute, controversy or claim arising out of or relating to this Agreement, including the validity, invalidity, breach or termination thereof, shall be settled by arbitration in Hong Kong under the Hong Kong International Arbitration Centre (the "HKIAC”) Administered Arbitration Rules in force when the notice of arbitration is submitted in accordance with these Rules. The number of arbitrators shall be three arbitrators (and GCL shall be entitled to at least appoint one of such [three] arbitrators). The HKIAC shall be the appointing authority. The arbitral award shall be final and binding.

Section 11.3 Language. The arbitration proceedings shall be conducted in English and any foreign language documents presented at such arbitration shall be accompanied by an English translation thereof.

ARTICLE XII

MISCELLANEOUS

Section 12.1 Notices. All notices, requests and other communications to any Party hereunder shall be in writing (including facsimile or similar writing and overnight express mail or courier delivery) and shall be given to the mailing address, email address or facsimile number set forth in this Agreement hereto or to such other mailing address, email address or facsimile number as such Party may hereafter specify for the purpose by notice to the other Parties in the manner provided in this Section.

If to GCL,
Address:	Unit 1703 — 1706, Level 17
International Commerce Centre
1 Austin Road West
Kowloon, Hong Kong
Fax no.:	+852 2526 7638
E-mail:	Bartonyu@gcl-power.com.hk /Eddiekong@gcl-power.com.hk
Attn.:	Mr. Barton Yu/Eddie Kong
If to CMNE,
Address:	Unit 1011, 10/F, West Tower, Shun Tak Centre,
Connaught Road Central 168-200,
Hong Kong
Fax no.:	+852 3112 8410
E-mail:	luzhenwei@cmhk.com
Attn.:	Mr. Lu Zhenwei
If to CTDC,
Address:	Unit 1010, 10/F, West Tower, Shun Tak Centre,
Connaught Road Central 168-200,
Hong Kong
Fax no.:	+852 3112 8410
E-mail:	alan.li@chinactdc.com
Attn.:	Mr. Alan Li
If to the Company,
Address:	Unit 1010, 10/F, West Tower, Shun Tak Centre,
Connaught Road Central 168-200,
Hong Kong
Fax no.:	+852 3112 8410
E-mail:	alan.li@chinactdc.com
Attn.:	Mr. Alan Li

Section 12.2 Amendments and Waivers. Any provision of this Agreement may be amended or waived if, and only if, such amendment or waiver is in writing and is executed by each of the Parties. No failure or delay by any Party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

Section 12.3 Survival. All representations, warranties, covenants and agreements of the Parties hereto contained or made in this Agreement or in any other written statement or document delivered by them in connection with the transactions contemplated by this Agreement shall survive the execution and delivery of this Agreement and the Closing.

Section 12.4 Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of and be enforceable by the respective successors and assigns of the Parties; provided, however, that none of the Parties may assign or transfer any of its rights or obligations hereunder without obtaining the prior written consents of the other Parties. Notwithstanding the foregoing, the Parties hereby agree that GCL may, at its sole discretion, assign and transfer all of its rights and obligations hereunder to any of its Affiliates at any time without any consent of any Party, provided that such Affiliate shall agree to become a party to this Agreement by executing a deed of adherence substantially in the form attached hereto as Exhibit E (the “Deed of Adherence”). For the avoidance of doubt, the Parties agree that, after the assignment of rights and transfer of obligations hereunder to such Affiliate, GCL shall neither be bound by this Agreement nor be liable for any obligations or liabilities in connection with this Agreement.

Section 12.5 Entire Agreement. This Agreement, including the exhibits hereto, constitutes the entire agreement between the parties pertaining to the subject matter hereof and supersedes any prior understandings, oral or written.

Section 12.6 Severability. In case any provision of this Agreement shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby, and any such term or provision to the extent determined to be invalid, illegal or unenforceable shall be replaced by a valid, legal and enforceable provision that comes as close as possible to carrying out the intent and effect of the defective term or provision.

Section 12.7 Further Assurances. Each Party shall do and perform, or cause to be done and performed, all such further acts and things, and shall execute and deliver all such other agreements, certificates, instruments and documents, as the other party may reasonably request in order to carry out the intent and accomplish the purposes of this Agreement and the consummation of the transactions contemplated hereby.

Section 12.8 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of Hong Kong, without giving effect to the conflicts of laws principles thereof.

Section 12.9 Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. The English language text of this Agreement shall prevail over any translation thereof.

Section 12.10 Force Majeure. The failure or delay of any of the Parties to perform any obligation under this Agreement solely by reason of acts of God, acts of government, riots, terrorism, wars, or other similar causes beyond its reasonable control (the “Force Majeure”) shall not be deemed to be a breach of this Agreement; provided, however, that the Party so prevented from complying herewith shall not have procured such Force Majeure, shall have used reasonable diligence to avoid such Force Majeure or ameliorate its effects, and shall continue to take all actions reasonably within its power to comply as fully as possible with the terms of this Agreement. Except where the nature of the event shall prevent it from doing so, the Party suffering such Force Majeure shall notify the other Parties in writing promptly after the occurrence such Force Majeure and shall in every insurance, to extent reasonable and lawful under the circumstances, use its best efforts to remove or remedy such event.

Section 12.11 Titles and Subtitles. The titles and subtitles used in this Agreement are used for convenience only and shall not in any way affect the meaning or construction of any provision of this Agreement.

Section 12.12 Adjustments for Share Splits, Etc. Wherever in this Agreement there is a reference to a specific number of Ordinary Shares, then, upon the occurrence of any subdivision, combination or share dividend of the Ordinary Shares, the specific number of shares so referenced in this Agreement shall automatically be proportionally adjusted to reflect the effect on the outstanding shares of such class or series of shares by such subdivision, combination or share dividend.

(Signature Pages Follow)

IN WITNESS whereof, the Parties hereto have duly executed this Agreement as a deed as of the day and year first above written.

EXECUTED AS A DEED ) SEALED with the COMMON SEAL ) of GCL-POLY INVESTMENT LIMITED ) and SIGNED by Barton Yu ) (Director) ) in the presence of:- ) Name of witness: ) Address of witness: )	) ) ) ) ) ) )

  IN WITNESS whereof, the Parties hereto have duly executed this Agreement as a deed as of the day and year first above written.

EXECUTED AS A DEED )
SEALED with the COMMON SEAL )
of CHINA MERCHANTS )
NEW ENERGY GROUP LIMITED )
and SIGNED by Lu Zhenwei )
(Director) )
in the presence of:- )
Name of witness: )
Address of witness: )
) ) ) ) ) ) )

IN WITNESS whereof, the Parties hereto have duly executed this Agreement as a deed as of the day and year first above written.

EXECUTED AS A DEED )
SEALED with the COMMON SEAL )
of CHINA TECHNOLOGY
 DEVELOPMENT GROUP
 CORPORATION )
and SIGNED by Alan Li )
(Director) )
in the presence of:- )
Name of witness: )
Address of witness: )
) )	) ) ) ) ) ) )

IN WITNESS whereof, the Parties hereto have duly executed this Agreement as a deed as of the day and year first above written.

EXECUTED AS A DEED ) SEALED with the COMMON SEAL ) of CHINA MERCHANTS NEW ENERGY HOLDINGS LIMITED ) and SIGNED by Alan Li ) (Director) ) in the presence of:- ) Name of witness: ) Address of witness: ))	) ) ) ) ) ) )